Exhibit 99.1 Corporate Communications

Regulatory Announcement: Home Member State under the Transparency Directive

London, February 29, 2016

For the purposes of the EU Transparency Directive (Directive 2004/109/EC) as amended, the Home Member State of CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is the Netherlands.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media Contact:

Corporate Communications

CNH Industrial

E-mail: mediarelations@cnhind.com

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom